UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Crowdfind, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 26, 2012

Physical address of issuer
3636 S. Iron Street, Chicago, IL 60609

Website of issuer
https://crowdfind.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$131,874.00	$8,194.00
Cash & Cash Equivalents	$125,050.00	$7,119.00
Accounts Receivable	$6,423.00	$1,075.00
Short-term Debt	$200,359.00	$64,174.00
Long-term Debt	$1,150,000.00	$650,000.00
Revenues/Sales	$172,851.00	$88,818.00
Cost of Goods Sold	$17,266.00	$13,206.00
Taxes Paid	$0.00	$0.00
Net Income	-$525,667.00	-$211,316.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


May 23, 2018

FORM C

Up to $1,070,000.00

Crowdfind, Inc.



Units of SAFE (Simple Agreement for Future Equity)


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Crowdfind, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's policies). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://crowdfind.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 23, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://crowdfind.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Crowdfind, Inc. (the "Company") is a Delaware corporation, formed on July 26, 2012. The Company was formerly known as crowdfynd, Inc.

The Company is located at 3636 S. Iron Street, Chicago, IL 60609.

The Company's website is https://crowdfind.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company currently sells subscriptions, in a software-as-a-service model ("SaaS"), to its proprietary Lost & Found Software to high-traffic venue operators, live event operators and transportation hubs, though we plan to expand our software offerings into new departments within similar target markets using our unique style of image and visual-led workflows (i.e. security, maintenance & completion surveys). We currently generate revenue from several lines of business including monthly or annual software subscription fees, per item and percentage fees generated through our integrated shipping workflow, and through related services such as, for certain clients, offering the ability for our team to remotely manage their lost and found inventory and customer claims (i.e. customers send us their items and we facilitate returns from our office in Chicago) as well as providing onsite training and implementation.

The Offering

Minimum amount of Units of SAFE being offered	25,000
Total Units of SAFE outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE being offered	1,070,000
Total Units of SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 23, 2018
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 46 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include some larger companies worldwide. Some of our competitors have greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early stage companies may also prove to be

significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We utilize third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the services we desire. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could adversely affect our ability to retain and attract customers, and have a negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business.

An uncertain regulatory framework governing protection of personal data exists and has the potential to carry significant financial penalties.

Regulation (EU) 2016/679 of the European Parliament, commonly known as the General Data Protection Regulation ("*GDPR*") was adopted on April 27, 2016 and is effective as of May 25, 2018. The GDPR governs the handling, processing and exportation of personally identifiable data within or from the European Economic Area ("*EEA*"). The GDPR imposes stringent requirements in connection with the acceptance and retention of personal data, with violations of the GDPR being subject to substantial financial penalties. Little to no guidance has been provided by any regulatory agency within the EEA with respect to what will be deemed a violation of the GDPR, and accordingly, there can be no certainty that any business enterprise with exposure to the EEA, such as Crowdfind, will not be deemed, even by incidental omission or inadvertent error, to be in violation of GDPR and financially penalized in an amount that could cause a material adverse effect on its business and ability to continue as an on-going concern.

Any intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and excessive support requests. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems

and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:
- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- our inability to adjust certain fixed costs and expenses for changes in demand; and
- seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Furthermore, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with

us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties,

and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality products could damage our reputation and diminish demand for our products, and subject us to liability.

Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. New flaws or limitations in our products may be detected in the future. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from

combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demand for lost and found software and, eventually, maintenance and security software. The level of new software purchases is cyclical, affected by such factors as general economic conditions.

Our inability to repay the loan of $200,000 from 2i Technology, LLC by October 5, 2018 could negatively impact our business.

If the payment is not made in full on this date, we would begin making minimum monthly payments (the "Cure Period") to pay off the debt. This Cure Period can be extended up to an additional 12 months with the consent of both parties. Should this occur, we may need to review additional liquidation options, including dissolution of the Company. It is also possible that we renegotiate the loan and convert it to equity. For your reference, the Cure Period is meant to provide additional time to secure repayment capital or seeking an acquisition.

The Company stores lost and found items in its warehouse and any loss or damage to those items may render the Company liable, which could negatively impact our business.

Crowdfind stores lost and found inventory of some of its clients and responds to customers' claims for such items. By holding such items in the Company's warehouse, the Company may be subject to various fiduciary duties. In the event that any of the items that the Company stores are lost, stolen, damaged, or otherwise affected while in the care of the Company and the Company is held liable for such instances, then the Company's operations and financial health could be negatively impacted.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of related parties.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to related parties as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 72.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to its shareholders.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity

holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous

transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company currently sells subscriptions, in a software-as-a-service model ("SaaS"), to its proprietary Lost & Found Software to high-traffic venue operators, live event operators and transportation hubs, though we plan to expand our software offerings into new departments within similar target markets using our unique style of image and visual-led workflows (i.e. security, maintenance & completion surveys). We currently generate revenue from several areas including monthly or annual software subscription fees, per item and percentage fees generated through our integrated shipping workflow, and through related services such as, for certain clients, offering the ability for our team to remotely manage their lost and found inventory and customer claims (i.e. customers send us their items and we facilitate returns from our office in Chicago) as well as providing onsite training and implementation.

Business Plan
Crowdfind's current business model centers on its original Lost & Found Software, which at its core is an Image-Led workflow ticketing and customer communications tool augmented with built-in shipping capabilities. Crowdfind estimates that the replacement value of personal items lost in the U.S. alone could be greater than $50 billion, with a significant portion of that going unreturned each year and much of that simply disposed of or idling away in storage. Operators at high traffic locations and events around the globe are inundated with items turned into their lost and found departments. Such operators often have a fiduciary responsibility to manage those items and attempt a return to owner, usually supported through state and municipal laws as well as corporate policy. Meanwhile, companies who are not using Crowdfind are instead often forced to log and track items via Excel spreadsheets or even in physical binders and with paper documentation. This creates significant inefficiency and drag on resources and generally results in poor customer service.

Crowdfind targets transportation hubs (e.g. airports, airlines, etc.), event venues, festival operators, hotels and colleges and offers these operators its Lost & Found Software platform to better manage

their lost and found process. Crowdfind sells a subscription of its software to the venues/events themselves, typically for an annual fee (a standard Software-as-a-Service model with pricing tiers listed on our website).

In addition to the software licensing fee, Crowdfind also integrates with some of the top shipping carriers globally (USPS, UPS & FedEx) to allow claimants to pay the cost of a label plus a convenience fee to have their missing items shipped back to them. Crowdfind generates revenue from this transaction and keeps the convenience fee and in some cases a percentage of the total shipping fee. In addition to software, Crowdfind generates services revenue when clients contract the team to act as an outsourced lost and found department either on or offsite. Most clients who use our services send Crowdfind their lost and found inventory and the Crowdfind team both stores the items in its warehouse and responds to all customer claims. In some instances, Crowdfind is contracted for onsite visits or consultative management (mainly in the Festival market). Crowdfind is sunsetting the onsite model for individual and small customer acquisitions in favor of higher accelerating subscription instances on its platform. The last way Crowdfind currently generates revenue is by liquidating items that have gone unclaimed after holding onto them for the state mandated amount of time (this only impacts clients who elect to utilize the Outsourced Lost & Found Services offering).

Crowdfind is seeking funding to continue expansion of its Lost & Found Software operation, but also to expand with several new product offering extensions of our Image-Led workflow capabilities, principally within existing client sectors. The first area where we plan to expand is with a maintenance workflow that utilizes our Image-Led workflow to identify, assign and provide proof of completion for work ticket items common to high traffic venues. We have several current clients ready to onboard and utilize this new offering once in market. We believe that starting with an image (or in the future, video) is a significant differentiator from simply attaching images to a form-styled workflow or other ticketing format. We will monetize this with annual or monthly subscription plans. Beyond maintenance, we are also building an offering to make the tracking and storage of prohibited items at live events and transportation hubs much easier for both operators and patrons.

As it stands presently, there is significant friction between security staff at venues, events and transportation hubs, who are charged with protecting patrons in a high-risk environment, and the patrons themselves, who expect quality customer service and an enjoyable customer experience. There is significant uncertainty between what can be brought into a particular venue or to a particular event within the same venue. Security staff has limited tools to coordinate and execute this effort other than pre-event meetings and paper lists. Meanwhile, there is limited patron communication and limited methods of recovering prohibited items once claimed. We believe our understanding of the lost & found process as well as empathy with patrons can help improve this significantly. We plan to use our Image-Led workflow to make logging of confiscated items quick and easy for operators to help with tracking. In addition, should fans choose to store their items or have them shipped back, Crowdfind can repurpose its Lost & Found Shipping workflow to make the customer experience seamless, meaning there is an opportunity to generate additional revenue by shipping confiscated items back to their owners. Crowdfind's current client base is asking for both the maintenance and security products. Beyond expansion within our current client and prospect network, each Image-Led workflow offers significant expansion opportunities to whole new verticals. As Crowdfind is always seeking new ways to improve the operations and patron experience at events, venues and travel locations around the globe, we intend to continually to add new Image-Led workflows to our product suite over the coming months. We believe that we will progress to provide ever more visual and smarter workflows including utilization of AI, data

analytics, video and augmented reality (AR) to provide a visual and smart layer that sits on top of the enterprise. In keeping with our legacy in lost and found and customer service, that layer will be rich in empathy for the customer and ease of use for the user.

History of the Business
Crowdfind, Inc. was formally organized as a company in August 2012 with development on the initial product beginning a few months later. The product was originally called "crowdfynd" upon its release in the spring of 2013 and was initially a consumer-facing mobile application focused on crowdsourced lost and found reporting. The idea was to essentially digitize a "Lost Pet" flyer and create a community where individuals could create digital lost item postings and share with the crowdfynd network. This model ultimately proved to be difficult to execute due to the inherent challenges of a two-sided network. While learning about lost and found, the "crowdfynd" leadership team learned that the true business model lay in revamping the software to allow easy item tracking for large enterprise organizations. In 2014, crowdfynd became Crowdfind, and the company released its first version of the new B2B platform. Crowdfind is now currently seeking to expand its enterprise offerings into new areas beyond just lost and found.

In July 2017, the Company's Board of Directors approved a restructuring and repricing of certain transactions as a result of several factors, including the following: an outside investment through a SAFE by 2i Technology, LLC, a company controlled by Dr. Joseph Spiteri; ongoing unpaid accounts payable and financing of expenses from L Street Collaborative ("L Street"), which is principally operated by its CEO, Jay Sebben; and the likely impact on any current or future common stockholders who acquired or acquire the Company's stock for cash. Specifically, it was agreed that L Street would restructure an investment in 2016 in which it invested $650,000 in common stock at approximately $.25/share. There was an implied premium in the investment to two other smaller sales—approximately $10,000 and $15,000 at $.21/common share plus accrued interest in 2015, and $25,000 invested in 2016 at $.25/common share—to former convertible note holders. Given the Company's progress at the time of Dr. Spiteri's investment and that the majority of the Company had been funded by L Street, it was clear that L Street's cash investment of $650,000 and relative subordinate position to the SAFE was not appropriate, and that the previous common stock sales of $.21/common share and $.25/common share did not reflect historical or current value.

At the same time, L Street had accrued approximately $400,000 in amounts payable through funding of expenses and salaries of Crowdfind. L Street agreed to write off approximately $380,000 of these amounts due (resulting in a non-operating gain for Crowdfind in 2017) under condition that it could restructure a majority of its prior debt restructuring from common stock to a corresponding SAFE and that any remaining investment in common stock corresponding to pre-2017 amounts be allowed to convert at the maximum estimated value relative to the time of investment, estimated to be no more than $.03/ common stock. At the same time, it was agreed that other cash investors in common stock would be allowed to reprice their investments at between $.03 to $.05 based on timing of investment. It was also agreed that at some time in the future, current shareholders would be allowed to invest additional amounts in a SAFE with terms that approximated the timing of this Board decision (July 2017), with a minimum investment of $10,000 to $20,000, and that they be allowed to invest an additional amount in common stock at approximately $.05 / share in an amount to not exceed 5% of their SAFE investment.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lost & Found Software	Our original offering is our Lost & Found SaaS platform. Operators at high-traffic locations purchase a subscription of our platform to help them streamline the lost and found item logging and customer claim tracking processes. Our differentiator is that we allow operators to log items in their lost and found by snapping a picture of the item and adding some brief descriptions (we call this "Image-Led workflow"). These images are then shared on the operator's website, so their patrons can search through the images of lost and found items to self-select their item and submit a claim. We offer a number of sophisticated platform features to verify ownership to ensure people aren't "shopping" for lost and found items.	Our key clients currently are heavily-trafficked venues, colleges & universities, festival operators and transportation hubs, such as airports. These operators purchase a subscription to our software platform for back-office management and to allow their customers to view their real-time lost and found inventory and submit claims.
Lost & Found Shipping	We also generate revenue via our shipping workflow. We have integrated with FedEx, UPS and USPS to allow claimants (i.e. individuals who have lost something) to pay to cover the cost of a shipping label to have their items returned both in the US and globally. We add a small convenience fee on top of this and have pre-negotiated rates with carriers to keep costs down for all involved.	This shipping feature impacts the same market/clients as listed above.
Outsourced Lost & Found Services	A select number of clients pay us to act as an outsourced lost and found management team. Most often, these clients will send us their lost and found items and Crowdfind will store all items for a pre-negotiated amount of time (typically 60-90 days). In addition to storage, we will manage all customer claims and handle the verification and return process (both via shipments and in-person returns). In rare instances, festival clients will pay us to come onsite to help manage their event lost and found, though we are actively moving away from the onsite model.	Large festival operators are the main clients for our Services offering, as they typically are not based near the event itself and often don't have teams set-up to manage lost and found once their event ends. We have a few fixed venues who also utilize our services offerings, but in general, the Festival operators are our key clients in this space.

Lost & Found Liquidation	The final way we currently generate revenue is by liquidating unclaimed lost and found items after a pre-negotiated length of time with our clients and in full compliance with state and federal laws. We have ISO-certified partners who purchase unclaimed electronic devices and responsibly wipe the data to ensure protection. We mainly donate or responsibly destroy the rest of the unclaimed items.	As this portion of our business is a subset of the outsourced lost and found, our main market is festival operators. That said, we do expect to continue to shift away from physical item management as we expand our software footprint, although this segment of our business has served as a significant source of R&D.
Maintenance and Security Software	We are currently expanding our Image-Led platform with two new offerings we expect to launch in 2018: one designed for maintenance departments and one for security departments. Both will utilize Crowdfind's Image-Led workflow to simplify cumbersome inventory and work ticket processes. Both will utilize annual and monthly software subscriptions to generate revenue initially, though the Security Software will likely offer a shipping workflow similar to Lost & Found Software.	Similar to our Lost & Found Software, our key target clients initially will be heavily-trafficked venues, festival operators and transportation hubs such as airports. As we are already respected in these markets, we will be able to leverage current relationships to quickly add new clients. That said, each new Image-Led workflow will offer new markets that will allow for continued growth (such as property managers and office facilities, to name a few).

We are an innovative company, so we are consistently seeking ways to improve our offerings. That said, we have two new products that the proceeds from this Offering will help us launch. The first product is the Maintenance Software, which will utilize our "Image-Led workflow" to simplify maintenance ticket logging and management (this is being requested by current clients). The second is our Security Software, which will utilize our "Image-Led workflow" and shipping features to simplify the tracking of items confiscated by security at events, venues and transportation hubs. The shipping workflow will make it easier for people to be reunited with their confiscated item(s). We also plan to use a portion of the proceeds to continue to refine our Lost & Found Software offering. We are currently targeting launching the Maintenance Software in Q3 2018, with the Security Software expected to be launched in Q4 2018. These timelines may adjust depending on a number of factors, including amount of capital raised and market feedback.

We currently utilize several distribution methods. In general, the bulk of new subscriptions come from our internal outbound sales and marketing teams (emails, blogging, tradeshows). We generally drive all new prospects to our website, where they can either purchase a subscription for the software directly or choose to speak with a member of our sales team. We also utilize word-of-mouth client referrals to generate a portion of our business. We do not currently utilize any third-party groups to assist with distribution. We plan to utilize funds to implement more

sophisticated paid advertising to drive prospects to our website. We are considering possible third-party partnerships in the future, which may include working with a third-party marketing agency or licensing our software to a current investor to allow the investor to set up a "Crowdfind Europe" team. The current Crowdfind team would receive a portion of all revenues generated by such a licensing agreement, though both parties are still reviewing the viability of this idea.

Competition

For Lost & Found Software the Company's primary competitors are Chargerback, Returnity, 24/7 Software (formerly ISS 24/7). For Lost & Found Maintenance and Security Software, the Company's primary competitors are UpKeep and many legacy maintenance and work ticket ERP modules.

The markets for Crowdfind's products and services are competitive but are also still developing in some cases. Lost and found collection is an issue confronted by all operators, and in most states, there are laws in place that dictate guidelines for operators to responsibly manage items lost at their location. While most operators understand these laws and are always seeking ways to improve their lost and found processes, we have found that some locations are either ignorant and/or neglectful of their fiduciary responsibilities as it relates to lost and found collection. That said, the marketplace for lost and found software solutions is heating up, and consumers are fueled by cost and convenience. Crowdfind is well-positioned in both aspects, as we offer several software pricing tiers that allow us to compete directly on price and our "Image-Led" workflow has proven to save our clients time, as it shortens the logging process while allowing the individual who has lost something to self-select their missing item (thus pushing part of the matching workflow onto the public). We also offer a number of automated features that increase efficiency for our clients. While the use of images is our biggest differentiator, we have found that positive customer referrals have given us a great reputation in the industry.

As we expand into the maintenance and security markets, Crowdfind will face new competition. The maintenance market is the most crowded for the type of work ticket product we are developing, but we believe strongly (and so do our customers) that Crowdfind's Image-Led workflow will allow it to stand out in the market. The most direct competition Crowdfind will face is UpKeep, a maintenance start-up that is attempting to solve similar problems. That said, UpKeep is not an image-first product, and they are more heavily focused on manufacturing clients, whereas Crowdfind will initially seek to tackle the travel and event and venue operations teams. For our Security Software, the biggest competition Crowdfind will face, at least initially, is 24/7 Software which is a leading management software for large venues such as professional sports arenas. Crowdfind also competes with 24/7 Software for lost and found and feels very comfortable with its position and product relative to 24/7 Software. Additionally, Crowdfind is competing in the highly-competitive and fast-paced world of Enterprise software whereby we anticipate that competitors will continue to enter the market and Crowdfind's offerings will likely change based on market feedback and trends.

Supply Chain and Customer Base

While we don't rely heavily on third-party suppliers for the majority of our software or services, we do work with a few suppliers as it relates to select areas of our product. For our shipping workflow, we work with EasyPost to pull in the APIs from USPS, UPS & FedEx into our software. EasyPost also offers easy integrations with numerous other shipping carriers around the globe. While we do not have a contract with EasyPost, we operate within their terms of service (https://www.easypost.com/privacy.html). In a nutshell, their open-source software allows us to generate shipping labels. For payment processing, we have integrated Stripe into Crowdfind to

accept credit card payments for new software licenses and to accept credit card payments for new shipping labels. As with EasyPost, we do not have a contract with Stripe, but instead adhere to their terms of service by using their software (https://stripe.com/us/legal). In both instances, other suppliers are available to provide the same services, we just happen to like both suppliers. Beyond shipping, we also utilize an open-source software service called CloudMailin to deliver emails to claimants and administrators. Within Crowdfind, automated emails are used to notify administrators and claimants on new activity. In addition, administrators can send and receive Claimant emails directly through the Crowdfind platform (similar to a CRM software). As with Stripe and EasyPost, Crowdfind accepted their terms of use to use the software (https://www.cloudmailin.com/terms).

Our primary customers are the operators that purchase subscriptions to our software to manage their lost and found. While we could technically target any organization that ever sees a crowd (as lost and found is universal), our key customers are medium and large venue operators (i.e. stadiums, concert venues), medium and large festival producers, tourist destinations, higher education institutions and transportation hubs (e.g. airports, bus and train networks). In general, we are not dependent on any one client, but have a broad client base across a variety of industries. Only one client accounted for over 10% of gross revenue in 2017, and that was Live Nation Amphitheaters, when they signed on for 14 amphitheaters in one year. We are in the process of negotiating a renewal with their team. That said, based on our growth forecast, we don't anticipate this contract making up 10% of our revenue in 2018 or beyond.

Intellectual Property

Trademarks

Application or Registration#	4987167
Goods / Services	Computer application software for mobile phones, namely, software for use in lost and found item processing that enables users to post information, send messages, browse postings, and search postings. Providing a website featuring technology that enables users to post information, send messages, browse postings, and search postings for assisting others with lost and found item processing; Computer services, namely, providing an interactive web site featuring technology that allows users to manage information for the purpose of processing lost and found items.
Mark	TRADEMARK. SERVICE MARK
File Date	October 7, 2015
Registration Date	June 28, 2016
Country	United States of America

Crowdfind is looking into the process of copyright protecting its Image-Led Workflow. Crowdfind has also developed a number of unique product features as it has expanded, which are also being reviewed for copyright and/or patent protection.

Governmental/Regulatory Approval and Compliance

As we are currently structured, the main regulation impacting our business has to do with state-by-state and municipal lost and found laws. While each state has its own regulations, all laws stem from the need for an organization to make a concerted attempt to both securely store lost and found items and to make a public attempt to reunite an item with its owner. As Crowdfind is structured to make lost and found tracking simple and as our software integrates into our clients' web properties, our software fills both needs. As Crowdfind expands into the security market, it may be impacted by the SAFETY Act (https://www.dhs.gov/science-and-technology/safety-act). The SAFETY Act provides important legal liability protections for providers of Qualified Anti-Terrorism Technologies - whether they are products or services. The goal of the SAFETY Act is to encourage the development and deployment of effective anti-terrorism products and services by providing liability protections. As Crowdfind is targeting the logging, management and communication of prohibited items, Crowdfind may be eligible to offer protections to clients as part of their software purchase.

Litigation

None

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursement	20.00%	$5,000	0.47%	$5,000
Estimated Attorney Fees	18.00%	$4,500	0.42%	$4,500
Estimated Accountant/Auditor Fees	10.00%	$2,500	0.33%	$2,500
General Marketing	46.00%	$11,500	1.40%	$15,000
Research and Development	0.00%	$0	14.02%	$150,000
Future Wages	0.00%	$0	34.11%	$365,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	0.47%	$5,000
Repayment of Debt	0.00%	$0	18.69%	$200,000
Repayment of obligations in arrears	0.00%	$0	9.35%	$100,000
General Working Capital	0.00%	$0	14.84%	$158,800
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

Our overall goal with this raise is to bring in capital to help us expand our current product offering as well as awareness to our image-led SaaS platform. Should we raise the minimum amount above, we would use the fees to cover our general expenses for the campaign and to focus on R&D as much as possible to expedite our bringing a new workflow to market. Should we raise the maximum amount listed above, we would use the fees to cover our general expenses for the campaign, build and launch 1-2 new Image-Led workflows into the market depending on feedback from clients and prospects and to pay back debt.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based on market feedback. For example, during the R&D process we may discover that we need to focus more heavily on a given Image-Led workflow (as there may be more need), so we will want the flexibility to alter our approach based on demand. Additionally, future growth could indicate a need to raise additional capital sooner than anticipated and require additional hiring, changing the trajectory and allocation of the use of proceeds in the short term.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Doug Lambert

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member: May 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Strategic Advisor, BLMG Holdings: July 2017 - Present
- Operating Advisor, L Street Collaborative: March 2015 - Present
- Board Member, LISA App: February 2015 - Present
- COO, L Street Collaborative: March 2015 - December 2016. Oversaw general operations responsibilities across L Street Collaborative's portfolio of companies and investments

Education
Master's Degree, Business/Corporate Communications - DePaul University (2005)
B.S., Journalism - Ball State University (1995)

Name
Glenn Shimkus

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member & Investor: March 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- SVP Product & Design, Relativity: January 2018 – Present. Overseeing all product offerings
- Member of the Advisory Board, DocuSign: July 2017 - Present
- VP Product, DocuSign: May 2013 - June 2017. Responsible for the Company's product offerings for the global Real Estate market.
- Founder/CEO of Cartavi (acquired by DocuSign in May 2013).

Education

B.A., International Economics - University of Illinois at Champaign-Urbana (1993)

Name

Jay Sebben

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CEO: July 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Founder & CEO, L Street Collaborative: July 2012 – Present. Jay has acted as the CEO of L Street Collaborative, the venture studio from which Crowdfind was originally created. L Street remains the single largest shareholder for Crowdfind. Jay came up with the idea for Crowdfind and has been the CEO since its inception in 2012. He is ultimately responsible for the Company's vision, funding and all pertinent matters.
- Principal & Founder, Fultonbridge Partners, LLC: 2000 – Present. Fultonbridge is an opportunistic merchant bank focused on technology and family-owned businesses. Sister company to L Street Collaborative. Jay aids with capital and mergers & acquisitions.

Education

B.B.A., Accounting, Emphasis Entrepreneurial-Finance, 1st Cohort in University's Entrepreneurial Program - University of Iowa (1996)

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jay Sebben

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CEO: July 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Founder & CEO, L Street Collaborative: July 2012 – Present. Jay has acted as the CEO of L Street Collaborative, the venture studio from which Crowdfind was originally created. L Street remains the single largest shareholder for Crowdfind. Jay came up with the idea for Crowdfind and has been the CEO since its inception in 2012. He is ultimately responsible for the Company's vision, funding and all pertinent matters.
- Principal & Founder, Fultonbridge Partners, LLC: 2000 – Present. Fultonbridge is an opportunistic merchant bank focused on technology and family-owned businesses. Sister company to L Street Collaborative. Jay aids with capital and mergers & acquisitions.

Education
B.B.A., Accounting, Emphasis Entrepreneurial-Finance, 1st Cohort in University's Entrepreneurial Program - University of Iowa (1996)

Name
Dan Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- President & COO: January 2018 - Present
- General Manager & VP, Operations: May 2017 - January 2018
- Product Director: February 2013 - May 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- President & COO at Crowdfind: January 2018 - Present
- General Manager & VP, Operations at Crowdfind: May 2017 - January 2018
- VP, Product at L Street Collaborative: February 2013 - May 2017
- Product Director at Crowdfind: February 2013 - May 2017

Education
B.A., Communications, Indiana University Bloomington (2008)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees in Illinois.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Prota Ventures, LLC	Outsourced Software Development	March 3, 2017	December 31, 2017
Prota Studios, LLC	Outsourced Software Development	April 3, 2018	
L Street Collaborative	Accounting, Admin & HR	January 1, 2016	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,952,509
Voting Rights	All holders of Common Stock are entitled to one vote per share of Common Stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Future authorizations of additional Common stock could have an impact on the Units of SAFE.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,150,000
Voting Rights	No voting rights until converted into Preferred Stock. Preferred Stock voting rights shall be determined at a later date.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Preferred Stock for Units of SAFE may be issued at the same time when all notes convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	While the SAFE holders do not currently have an ownership interest in the Company, they will own Preferred Stock upon conversion, which will occur upon a certain equity financing event.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	93,500
Voting Rights	No voting rights until converted into Preferred Stock. Preferred Stock voting rights shall be determined at a later date.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Preferred Stock for Units of SAFE may be issued at the same time when all notes convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	While the SAFE holders do not currently have an ownership interest in the Company, they will own Preferred Stock upon conversion, which will occur upon a certain equity financing event.

Type of security	Stock Option Pool Options
Amount outstanding	1,200,000
Voting Rights	If the option holder decides to exercise his or her vested options, then he or she will become Common Stockholders entitled to one vote per share of Common Stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The ultimate number of shares granted, vested and exercised from the option pool will have an impact on the Securities. Additionally, the Company could choose to increase their option pool to help attract employees.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	13.1%

The Company has the following debt outstanding:

Type of debt	Business Loan
Name of creditor	2i Technology, LLC
Amount outstanding	$200,000.00
Interest rate and payment schedule	The full balance of the loan is due and payable by October 5th, 2018. The Company is required to make monthly interest payments equal to eight percent (8.00%) per annum.
Amortization schedule	60 months Interest Rate: 10% Balloon of Entire Balance: 6 months from Due Date Monthly Payments Due Date: at commencement of the Cure Period and within 10 days of the monthly anniversary of the beginning of the Cure Period.
Describe any collateral or security	The loan is secured by first-position liquidation rights to any and all assets of the Company, tangible and intangible, including specifically its proprietary software, customer lists and know-how.
Maturity date	April 5, 2019
Other material terms	The loan is preferential, including the value of all unpaid principal and interest, to any equity, quasi-equity or debt holders of the Company, including any stockholders, option holders, SAFE holders or convertible note holders. Until the loan has been paid in full, the Company cannot secure senior debt, such as a commercial bank facility, greater than $50,000 in preference to Lender's Note without written consent of Lender.

Type of debt	Accounts Payable
Name of creditor	L Street Collaborative, LLC
Amount outstanding	$177,277.26
Interest rate and payment schedule	Payments are due within 60 days or are subject to remedial rights described below.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	If the Company is unable to make payments within sixty days (60) from the invoice date, at L Street's sole option, but upon providing notice to the Board, L Street may do any of the following: (i) Do nothing and maintain invoice balance on outstanding accounts payable owed by the Company to L Street; (ii) Convert the outstanding debt to an interest accruing convertible note issued by the Company and with no less than a twenty percent (20%) discount to future equity valuation; or (iii) Convert the outstanding debt to equity or apply balance against other agreed to terms approved unanimously by the Board.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Options	419,000 granted, but unexercised	$0.00	228,305.56 Options have vested as of March 1, 2018 but none have been exercised.	September 1, 2017	Rule 701
SAFE (Simple Agreement for Future Equity)	6	$1,242,500	N/A	March 1, 2017	Rule 506(b)

Valuation
There has been no pre-Offering value ascribed to the Company.

Ownership
Crowdfind was originally a project within the Chicago-based venture studio, L Street Collaborative, LLC. L Street's founder, Jay Sebben, formulated and funded the original concept via L Street and partnered with Pinaki Saha of Anshar Labs from a technical standpoint to build the original, consumer focused beta version. Original capitalization was 55% ownership by L Street and 45% by Saha. L Street continued to fund and operate the project beyond its initial rollout and Saha eventually became nonactive in the business whereby vesting adjustments kicked in. The result after years of funding, some additional outside investment and options grants is that a majority of Crowdfind continues to be owned by L Street Collaborative, LLC. Jay Sebben, the CEO of Crowdfind, is also the CEO and super majority owner of L Street Collaborative, making Mr. Sebben L Street's controlling shareholder by proxy. The Company has presently authorized 12,000,000 shares with 7,952,509 outstanding. Additionally, the Company has authorized a stock option pool of 1,200,000 shares of common stock of which options for 419,000 shares have been granted with just over half vested as of the date of this Offering. No preferred stock has been authorized or issued. As of the date of this Offering, before conversion of any SAFE agreements, L Street owns 5,750,000 shares or approximately 72.3% of all issued and outstanding voting common stock and approximately 68.7% assuming conversion of the entire option pool, on a fully diluted basis. A variety of other investors, partners and employees own significant portions of Crowdfind including the following: Pinaki Saha (as an individual, former technical Co-founder) - 18.9% and 16.4% on fully diluted basis; Dan Sullivan (President & COO) - 1.3% and 2.7% on a fully diluted basis; Other insiders (team and advisors) - 3.1% and 5.6% on a fully diluted basis; and Other non-insider common (early angels, consultants) - 4.9% and 3.9% on a fully diluted basis

In addition to issued and outstanding common stock and the option pool, previous SAFEs have been issued for a total of $1,242,500 at various "caps" ranging from $1.2 million to $3.25 million, with the largest total amounts being held by L Street and 2i Technology, LLC at $650,000 and $500,000 respectively. It is likely that Crowdfind will continue to issue option grants as incentives to current and future employees. The Company may also seek additional investment through other means outside of this Offering. Additionally, certain investment triggers in the future could trigger a requirement to authorize both additional common and preferred shares.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
L Street Collaborative, LLC	72.3%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company does not expect to achieve profitability in the next 12 months, but the Company does expect to be profitable by Q4 2019. Crowdfind's main objectives during this timeframe are to build out, launch and refine a minimum of two new Image-Led workflows (if not more). The Crowdfind team strongly believes that it is poised to offer new Image-Led workflows that have larger markets and financial upside than its lost and found offering alone. This belief is based on market trends and feedback from both clients and prospects. Building and launching each Image-Led workflow will require significant attention and resource allocation, and Crowdfind will utilize proceeds to assist in the efforts. Crowdfind plans to stagger the launch of each offering so that both can occur in 2018, while still giving time for each to receive market feedback while allowing our growing team to adjust to managing new Image-Led workflows. In addition, Crowdfind still plans to expand its lost and found business, which will also require time and attention. The main focus for our Lost & Found Software is to continue expansion within the travel industry (namely, airports and airlines), as this industry has the greatest upside for Crowdfind. Crowdfind is planning to spend the next 6 months heavily focused on new product development, refinement and product launch. Crowdfind then plans to spend the 6-12 months following this period refining its marketing and customer acquisition strategy for all products, while also weighing the viability of adding new products to its suite of offerings.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds," which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $230,000 in cash on hand ($200,000 of which is a bridge loan received from a previous investor

on April 5, 2018) which will be augmented by the Offering proceeds and used to execute our business strategy.

Crowdfind continues to receive ongoing funding in the form of deferred expense reimbursement, and team and corporate support in the form of open payment terms for paid expenses from L Street Collaborative. Crowdfind plans to engage other strategic partners and current investors to raise additional funding outside of the crowdfunding platform during and after the campaign.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Crowdfind was founded by Jay Sebben, who is also the Founder and CEO of L Street Collaborative, LLC. L Street Collaborative is a venture holding company, and as such L Street business units are able to share resources (from people to offices to capital) for the sake of efficiency. From its founding through April 2017, Crowdfind relied solely on L Street resources to operate the business. Since May 2017, Crowdfind has its own growing team, but it still shares some L Street Collaborative resources (namely accounting and HR). As of the date of the financial statements in this Offering, Crowdfind has accrued $177,277.26 in debt from L Street. L Street intends to recoup this investment by converting some of the debt to equity and receiving direct cash payments as Crowdfind becomes more financially stable. In addition to Crowdfind's relationship with L Street Collaborative, Crowdfind also received a $200,000 loan from a previous investor in April 2018. The loan comes due in October 2018 with 8% interest. If Crowdfind needs more time, it can default to 10% interest rate, 60 months amortization payments (so principal + interest) with a 6-12 month balloon. Crowdfind still may convert this to an equity investment per our discussions with our investor, but a portion of our financing is targeted to go toward paying off this loan should it remain a loan.

Crowdfind's main contingent liability has to do with the fact that it is currently under contract with current clients to provide Lost & Found Software for the length of each contract (most contracts are for one calendar year). In the event that Crowdfind were to go out of business, it would be liable for the difference (in months) between when Crowdfind closes and the contract end date.

Material Changes and Other Information
While Crowdfind's Lost & Found Software business continues to grow on a weekly basis, the biggest material change is Crowdfind's continued refinement of expansion plans. As recently as the end of March 2018, the Crowdfind team has received more insightful and positive feedback on its decision to expand into the maintenance and security markets, thus bringing the growth plan even more into focus. Crowdfind is actively soliciting product feedback from clients and prospects on its new products, and customers are already signing up for the new products in anticipation of launch.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 23, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been arbitrarily determined and set at $1.00. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 12,000,000 shares of common stock, par value $0.0001 per share, of which 7,952,509 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,100,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing

equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described

above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does have shareholder/equity holder agreements in place. Crowdfind's original shareholder agreement, which was signed by its founders and certain parties who were issued early shares at nominal amounts or the few smaller direct non-SAFE investors, allowed for certain restrictions, vesting and buy-back rights.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does maintain the right to repurchase the Securities in the circumstances described in the agreement to purchase Units of Safes.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Dr. Joseph Spiteri (2i Technology, LLC)
Relationship to the Company	Dr. Spiteri also invested in Crowdfind in 2017. In addition, he acquired another company, EDC Technology, from Crowdfind and L Street Collaborative CEO Jay Sebben. This acquisition also occurred in 2017.
Total amount of money involved	$700,000.00 (through two separate transactions: a loan and an investment)
Benefits or compensation received by related person	Payment in full plus 8% interest for a loan of $200,000. Investment of $500,000 in exchange for a promise for future equity (SAFE) based on the below parameters: Valuation Cap: $3,000,000 Discount Rate: 80%.
Benefits or compensation received by Company	The benefits are additional capital to continue product expansion and general operations as the Crowdfind team seeks additional capital.
Description of the transaction	Crowdfind received a loan of $200,000 from 2i Technology, LLC in April 2018. Jay Sebben, CEO of L Street sold EDC Technology (a venture operated by L Street) to Dr. Joseph Spiteri of 2i Technology, LLC in January 2017.

Related Person/Entity	Jay Sebben (CEO of L Street and Crowdfind)
Relationship to the Company	Jay Sebben is the Co-Founder and CEO of Crowdfind and the Founder and CEO of L Street.
Total amount of money involved	$177,277.76
Benefits or compensation received by related person	L Street Collaborative is Crowdfind's largest shareholder
Benefits or compensation received by Company	Discounted resources and capital
Description of the transaction	Crowdfind has received what is essentially a loan from L Street Collaborative, LLC. As Crowdfind was created and operated by L Street team members in the first years of its existence, Crowdfind owes L Street compensation for said resource allocations.

Related Person/Entity	Quicksilver Studios, LLC
Relationship to the Company	A wholly owned subsidiary of L Street Collaborative, LLC, Crowdfind's largest shareholder
Total amount of money involved	$15,000
Benefits or compensation received by related person	Marketing exposure and at-cost reimbursement
Benefits or compensation received by Company	Quality discounted services
Description of the transaction	Crowdfind contracted with Quicksilver Studios, LLC of Chicago, IL to create its marketing video and certain creative assets. Quicksilver Studios is a wholly owned subsidiary of L Street Collaborative.

Potential Future Transactions

Related Person/Entity	Dr. Joseph Spiteri (2i Technology, LLC)
Relationship to the Company	Dr. Spiteri acquired EDC Technology from Crowdfind and L Street Collaborative CEO Jay Sebben. This acquisition also occurred in 2017. He also invested $500,000 to Crowdfind in 2017 and loaned $200,000 to Crowdfind in April 2018.
Total amount of money involved	Undetermined.
Benefits or compensation received by related person	Should this arrangement come to pass, 2i Technology/Dr. Spiteri would receive a percentage of all revenue for sales made in Europe (exact specifics still TBD).
Benefits or compensation received by Company	Should this arrangement come to pass, Crowdfind would receive a percentage of all revenue for sales made in Europe (exact specifics still TBD).
Description of the transaction	Crowdfind is currently considering the option of licensing its platform to 2i Technology, LLC to sell its products in Europe.

Conflicts of Interest

The Company has engaged in related persons transactions, as described above, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jay Sebben
(Signature)

Jay Sebben
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jay Sebben
(Signature)

Jay Sebben
(Name)

Director
(Title)

5/23/18
(Date)

/s/Doug Lambert
(Signature)

Doug Lambert
(Name)

Director
(Title)

5/23/18
(Date)

/s/ Glenn Shimkus
(Signature)

Glenn Shimkus
(Name)

Director
(Title)

5/23/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcript

Exhibit C   Offering Page

EXHIBIT A
Financial Statements

CROWDFIND, INC.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 & 2016

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management & Board of Directors
Crowdfind, Inc.
Chicago, IL 60609

We have reviewed the accompanying financial statements of Crowdfind, Inc. (a Delaware corporation) which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 6 of the financial statements, Crowdfind, Inc. has generated recurring losses and requires outside sources to fund its operations and is not cashflow-positive. As a result, substantial doubt is raised about Crowdfind, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, Washington

May 23, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

CROWDFIND, INC.
Balance Sheets
(unaudited)

ASSETS

	December 31,	
	2017	2016
Current assets:		
Cash	125,050	7,119
Accounts receivable	6,423	1,075
Other current assets	401	-
Total current assets	131,874	8,194
Total assets	$ 131,874	$ 8,194

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Liabilities		
Accounts payable and accrued expenses	6,420	22,873
Accounts payable - related party	193,939	41,301
Deferred revenue	16,334	8,826
Derivative liability - SAFEs	1,150,000	650,000
Total current liabilities	1,366,693	723,001
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common stock, $0.0001 par value; 12,000,000 shares authorized, 7,952,509 and 6,977,509 shares issued and outstanding, respectively	795	698
Additional paid in capital	226,894	221,336
Accumulated deficit	(1,462,508)	(936,841)
Total stockholders' equity	(1,234,819)	(714,807)
Total liabilities & stockholders' equity	$ 131,874	$ 8,194

CROWDFIND, INC.
Statements of Operations
(unaudited)

| | Year ended December 31, | |
	2017	2016
Revenue		
SaaS subscriptions	73,495	30,996
Services and support	35,936	24,292
Sponsorship and affiliates	2,500	-
Recovery	37,344	18,778
Shipping and other revenue	23,576	14,752
Total revenue	172,851	$ 88,818
Cost of revenue		
Technology and hosting	5,148	6,818
Shipping and receiving	11,651	5,117
Facilities and other	467	1,271
Total cost of revenue	17,266	13,206
Gross profit	155,585	75,612
Expenses:		
Salaries and wages	582,118	587,647
Marketing and advertising	10,409	7,311
Rent and lease	44,327	44,995
Professional fees	10,971	13,555
General and administrative	21,060	13,419
Total operating expenses	668,885	666,928
Net loss from operations	(513,300)	(591,316)
Other income (expense)		
Interest and other financing costs	(12,644)	0
Gain on extinguishment of debt	278	380,000
Net loss before provision for income tax	$ (525,667)	$ (211,316)
Provision for income taxes	-	-
Net Loss	$ (525,667)	$ (211,316)
Loss per common share, basic and diluted	$ (0.06)	$ (0.03)
Weighted average number of shares outstanding - Basic and fully diluted	8,450,110	7,339,595

CROWDFIND, INC.
Statement of Stockholders' Equity
For the Period from January 1, 2016 to December 31, 2017
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2016	4,952,509	495	29,127	(725,525)	(695,903)
Shares issued	2,025,000	203	24,798		25,001
Capital contributions			167,411		167,411
Net loss	-			(211,316)	(211,316)
Balance - December 31, 2016	6,977,509	698	221,336	(936,841)	(714,807)
Shares issued	1,000,000	100	-		100
Shares cancelled	(25,000)	(2)	(3)		(5)
Stock options			5,560		5,560
Net Loss				(525,667)	(525,667)
Balance - December 31, 2017	7,952,509	796	226,894	(1,462,508)	(1,234,819)

CROWDFIND, INC.
Statements of Cash Flows
(unaudited)

| | Year ended December 31, | |
	2017	2016
Cash flows from operating activities:		
Net loss	$ (525,667)	$ (211,316)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock based compensation	5,655	-
Gain on settlement of debt	-	(380,000)
Change in assets and liabilities		
Accounts receivable	(5,348)	200
Other Assets	(401)	
Accounts payable and accrued expenses	(16,453)	21,500
Accounts Payable - Related Party	152,638	375,575
Deferred Revenue	7,507	2,117
Net cash (used) provided by operating activities	(382,069)	(191,924)
Cash flows from investing activities:		
	-	
Net cash (used) provided by investing activities	-	-
Cash flows from financing activities:		
Proceeds from SAFE issuances	500,000	-
Capital contributions from shareholder		167,411
Proceeds from sale of common stock		25,000
Net cash (used) provided by financing activities	500,000	192,411
Net increase (decrease) in cash	117,931	487
Cash at beginning of period	7,119	6,632
Cash at end of period	$ 125,050	$ 7,119
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes		

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Crowdfind, Inc. ("the Company") was incorporated on July 26, 2012 in the state of Delaware and is headquartered in Chicago, Illinois. The Company currently licenses a cloud-based enterprise software platform to arenas, stadiums, venue operators, convention halls, live event operators, convention centers, transportation hubs and other high traffic/high transient operations. The Company's platform is principally an enterprise management workflow tool for temporary property management (e.g. lost & found, prohibited items, check-in) but is expanding into other venue management areas such as security and maintenance. The Company generates revenue principally in a software-as-a-service model ("SaaS) through short and long-term subscriptions of its cloud-based tools. Additional revenue is generated from markup of its integrated shipping module for item return as well as certain ancillary and related services staffed by Company employees or its agents.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenues from three sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company's enterprise cloud-based software, (2) contracted onsite and offsite services and (3) resale and recovery of items, including shipping and handling revenue. The Company commences revenue recognition when all of the following conditions are satisfied:

- An agreement has been finalized and obligations are set
- The service has been or is being provided to the customer
- The collection of revenue is reasonably certain
- The amount to be paid is fixed and determinable

The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

Subscription and Support Revenues

Subscription and support revenues are recognized over the contract terms beginning on the commencement date of each contract, which is the date the Company's service is made available to customers.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $10,409 and $7,311 in advertising costs, respectively.

Professional Services and Other Revenues

The Company's professional services contracts are either on a time and materials or fixed fee basis. These revenues are recognized as the services are rendered for time and materials contracts and when the milestones are achieved and accepted by the customer or on a proportional performance basis for fixed price contracts.

Deferred Revenue

The deferred revenue balance does not represent the total contract value of non-cancelable subscription agreements. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met, such as an annual contract paid in advance.

Accounts Payable

The Company's Accounts Payable consists of minor trade accounts payable and certain amounts due to their affiliate and founding shareholder, L Street Collaborative. The amounts due and payable are for reimbursable expenses and shared costs incurred in the normal course of business and for ongoing support of the Company.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 and 2016. There was $6,423 and $1,075 in accounts receivable as of December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Derivative liabilities are measured at fair value pursuant to ASC 815 with valuation based on Level 3 inputs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2017, the Company had 404,000 options outstanding, subject to certain vesting conditions, as well as an indeterminate number of shares issuable under its outstanding SAFE agreements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $125,050 and $7,119 in cash equivalents.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements

Concentrations

During the year ended December 31, 2017, the Company derived approximately 16% of its revenue from a contract with a single customer

NOTE 2 – EQUITY

During the two years ended December 31, 2017 and 2016 the Company had 7,952,509 and 6,977,509 of issued and outstanding common shares of $0.0001 par value. The Company's founding shareholder, L Street Collaborative, holds the majority of outstanding shares.

During the year ended December 31, 2016, the Company issued 25,000 shares to an investor in exchange for cash and other consideration value at $25,000.   The Company also issued L Street Collaborative, its founding shareholder, 2,000,000 shares in settlement of $60,000 of related-party accounts payable. Concurrently, the Company settled a portion of outstanding debt and other trade payables due to L Street Collaborative in exchange for a $650,000 SAFE ($50,000 of which is subject to an 80% rate on a $3 million valuation cap, while $600,000 is subject to an 80% rate on a $1.5 million valuation cap, See Note 4), resulting in an aggregate $167,411 considered a capital contribution and $380,000 gain on extinguishment of debt.

During the year ended December 31, 2017, the Company issued 1,000,000 shares to L Street Collaborative in settlement related-party accounts payable. 25,000 common shares were also cancelled for nonperformance of certain outstanding consulting agreements with two separate consultatns. The Company received a $500,000 investment in exchange for a SAFE (subject to an 80% discount rate on a $3 million valuation cap, See Note 4).

During the year ended December 31, 2017, the Company also issued an aggregate 404,000 stock options to various employees and consultants of the Company, 212,000 of which were fully vested at year end. All outstanding options have a 10 year term and are exercisable at $.05 per share. The Company recognized share-based expense in the amount of $5,565 during the year, and expects to recognize an additional $4,100 over the next 4 years, concurrent with the vesting of the options.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's Accounts Payable consists of minor trade accounts payable and certain amounts due to their affiliate and founding shareholder, L Street Collaborative. The amounts due and payable are for reimbursable expenses and shared costs incurred in the normal course of business and for ongoing support of the Company. There was $193,939 and $41,301 in accounts payable to related parties as of December 31, 2017 and 2016, respectively.

NOTE 4 – FINANCING AGREEMENTS

SAFE Agreements

In 2017 and 2016, the Company issued simple agreements for future equity (SAFE Agreements) of $650,000 and $500,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $3,000,000 as of December 31, 2017 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $3,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

NOTE 5 – COMMITMENTS & CONTINGENCIES

Effective January 1, 2016 and renewing annually until mutually cancelled, the Company is party to a Master Service Agreement with L Street Collaborative in which the Company will be provided ongoing management and operational services, which will be billed by L Street at costs incurred on behalf of the Company, along with a monthly management fee in the amount of $2,500. During the years ended December 31, 2017 and 2016, the Company recognized $30,000 and $30,000, respectively, in costs related to management service fees.

Effective February 1, 2017, the Company entered into a lease agreement for general office facilities and storage of its lost and found inventory items. Lease payments during 2017 began at 1,200 per month, increasing periodically through the termination of the lease on January 31, 2019 to $2,400 per month. Future minimum payments under the terms of the lease are as follows:

    Year ended December 31,
        2018: $28,700
        2019: $ 2,400
        Total: $31,100

During the years ended December 31, 2017 2016, the Company recognized total facilities rental costs the amount of $24,500 and 33,775, respectively.

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its officers or directors.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $525,567 and $211,316 during the periods ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $1,462,508. The Company continues to rely on its principal shareholder and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 7 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to the uncertainty of the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2032, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017		December 31, 2016	
Statutory federal income tax rate	21	%	34	%
State income taxes, net of federal taxes	5	%	5	%
Valuation allowance	(26)	%	(39)	%
Effective income tax rate	-	%	-	%

As of December 31, 2017 and 2016, the Company has a net operating loss carryforward of approximately $380,000 and $365,000, respectively, to reduce future federal taxable income which begins to expire in the year 2032. Estimated federal income tax benefit attributable to current operations for the years ended December 31, 2017 and 2016 was $205,000 and $82,000, respectively. The Company is also subject to corporate taxes in the State of Illinois which has similar net operating loss carryover provisions which start to expire in the year 2024.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2014 are subject to federal and state tax examinations.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (H.R. 1) (the "Act"). The Act includes a number of changes in existing tax law impacting businesses including, among other things, a permanent reduction in the corporate income tax rate from 34% to 21%. The rate reduction would take effect on January 1, 2018 and has been incorporated into our estimates for the year ending December 31, 2017, resulting in an estimated reduction in future deferred tax benefit in the amount of $190,000.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events through May 23, 2018, the date these financial statements were available to be issued, and identified the following events that require disclosure:

Subsequent to the year ended December 31, 2017, the Company issued simple agreement for future equity (SAFE Agreement) in exchange for professional services to two contractors, value at$10,000 and $30,000, respectively.

During January 2018, the Company issued 15,000 options, exercisable at $.05, that vest over 48 months from the grant date.

EXHIBIT B

Video Transcript

Scene	Visual	Audio
Scene 1	Crowdfind logo fades into lost and found box/items. If possible, include either an operator or someone who lost something to show the human side of L&F.	Have you ever lost your cell phone while traveling or at a concert? Each year, billions of dollars worth of items are lost. This adds up to millions of hours spent by the owners of those items and the companies with a fiduciary responsibility to manage items found on their premises.
Scene 2	Animation of lost and found software - show the steps of logging an item and quick highlights on other areas (make sure the public-facing page is shown as images are key).	Crowdfind solves this customer service problem by making lost and found easy. Our proprietary image-led workflow starts when clients quickly log items by snapping a picture. They can also communicate with all their customers, coordinate shipping, and get reports from all from the same place.
Scene 3A	Client Email: "I'm loving Crowdfind. The best part is losing the incoming calls. No joke our phones used to ring off the hook with 3 of us answering them. So thank you!"	By using Crowdfind, our clients see a measurable impact. We're reducing Lost & Found phone calls by 85% and increasing their return rate by 50%.
Scene 4A	2017 Revenue was a 113% increase over 2016 Sales pipeline up over 350% Revenue was up 448% in Q1 vs. Q1 in 2017.	Crowdfind is growing quickly. We are on pace to nearly triple 2017's total revenue by year-end.
Scene 4B	Client quotes on the left of the screen with scrolling logos on	Our Clients, they love us.

	the right	
	"I could almost cry happy tears. Thank You soooo much!!!"	
	"I just whispered 'awesome' to myself. That was easy."	
Scene 4C	Customer social media & videos. - https://twitter.com/laurenoffwhite/status/917791267488010240 https://www.instagram.com/p/BebEmoQlaAx/ (See bottom for example)	And so do their customers
Scene 5	Show the SnapIt app in use on the phone with the words Lost & Found below it.	Our customers trust Crowdfind's image-led technology so much that they're driving us to expand into other parts of their business.
Scene 6	Show a phone displaying a few FixIt screens. Underneath it says "Maintenance" Show a few mocks of SecureIt with the background image of a TSA agent. Underneath it says "Security."	From maintenance to security teams, we believe our image-led workflow can help improve operational efficiency, leading to fantastic customer service experiences.

Scene 7	Jay on screen	Hi, I'm Jay Sebben, CEO & Founder of Crowdfind. I founded Crowdfind with the initial vision to take an everyday occurance, lost and found, and improve it for the entire world. We did that, and along the way our great team identified an opportunity in the $60 billion dollar enterprise software market. By creating smart, image, and visually led workflows, we can save time and money, improve customer service, and change businesses for the better across the board. Want to see how far we can go? Invest today!

1 [4 Ways Technology Is Changing the Events Industry](#)

2 [Technology - Key experiential marketing stats for 2016](#)

3 https://www.billboard.com/articles/events/year-in-music-2017/8078488/concert-security-changes-2017-live-music-tragedies-interview

4 https://www.marketsandmarkets.com/Market-Reports/facilities-management-market-1030.html

EXHIBIT C
Offering Page



Company Name	Crowdfind

Logo



Headline   Customer-focused, event & venue management software solutions around the globe.

Cover photo





Hero Image


Crowdfind
The first place to look!
Providing venues with needed digital resources to seamlessly run their business.
Crowdfind
Lost and Found
SecureIt
CheckIt
MaintainIt
ReportIt

Tags

Pitch text

Highlights

- Lost & Found software that helps high traffic organizations manage lost items and reunite them with their owners
- Subscription-based business model and expanding client base
- Q1 2018 revenue up 448% vs. Q1 2017
- Coachella, Live Nation, and some of the largest event and venue operators are our customers
- 50% Increase of lost items returns
- Expanding platform to address the broader $60 Billion Software-as-a-Service (Saas) Enterprise market

The Problem

Managing high-traffic venues and events is difficult without the right technology


LOST - AND - FOUND

Operations departments are becoming more dependent on technology to operate effectively. Overlooked areas like Lost & Found, Security, and Maintenance do not have easy-to-use solutions that live up to their needs. This issue leads to inefficient and ineffective processes that result in errors, poor communication, and negative customer service experiences. Venues, events, and transportation agencies have budgets to spend on software solutions, but the reality is that most options are outdated, difficult to use, expensive, or simply non-existent.

The Solution

Crowdfind's software catered to the wants and needs of event and venue operators



Crowdfind’s image-led workflow delivers exactly what the operators are asking for. It is an easy-to-use, cost-effective, and up-to-date software providing designed to solve issues they face daily. Since 2014, Crowdfind has completely revolutionized how companies manage Lost & Found. Now, our clients are signing up for exciting platform expansions coming in 2018 to resolve issues in other departments.

How It Works

The Lost & Found department has historically been one of the most ignored operational areas. Not anymore. Crowdfind make managing this $9B problem easy. Crowdfind's Lost & Found software has been a trusted resource for operations teams since 2014.


Neptune
Neptune
Clothing
IDs & Cards
Bags & Backpacks
Mobile Devices
TITLE
Mobile Devices
DESCRIPTION
Add item description
INTERNAL NOTES
Add Notes
POST

Crowdfind’s software makes managing Lost & Found items as easy as snapping a picture. In less than 5 seconds, operators can snap pictures of items turned in to their Lost & Found.



Crowdfind integrates onto operators' websites to make their Lost & Found searchable by their customers 24x7. This eases customers' anxiety, making them feel valued, and increases returns. Here's a live example from Salt Lake City International Airport.



Operators can manage their customers' claims, communicate with them and coordinate shipping all from one place.

Current Clients

Crowdfind is currently working with some of the largest event, venue, and travel management companies in the world.

Some of our happy customers

    

    

    

Crowdfind makes both operators and their customers VERY happy

Operator Feedback:

> I'm loving Crowdfind. The best part is losing the incoming calls. No joke our phones used to ring off the hook with 3 of us answering them. So thank you!
>
> **Airport Lost & Found Manager**

> I just whispered 'awesome' to myself. That was easy.
>
> **Airport Lost & Found Manager**

Public Feedback:

Lauren White
@laurenoffwhite   Follow

I lost my wallet and ID in the @ChiMarathon. It was then I had my first experience with @crowdfind - was able to recover them in just 10 min! AMAZING! THANK YOU!

11:37 AM - 10 Oct 2017



Alan Brock
@Ealanbrock
Follow
Shout out to @Crowdfind -amazing customer service-best lost and found situation I've ever dealt with- you should use them at your next event
9:59 PM - 6 Mar 2017

Shannon
@hellobuhbie
Follow
omg @Crowdfind you save my life by finding my credit card. what a great well organized idea @KAABOODELMAR
2:21 PM - 18 Sep 2016

A Few Happy Reunions:

Traction: 448% YoY Revenue Growth



448%
Q1 2018 revenue was up 448% vs. Q1 2017
113%
2017 Revenue was a 113% increase over 2016 Q1 2017
350%
Sales pipeline up over 350% Q1 2017

Crowdfind's Lost & Found revenue is growing. While our 2017 numbers were up across the board, 2018 Q1 revenue is up 448% vs the same period last year. Even without new workflows, Crowdfind will more than double 2017's revenue total.

Our Clients Want More

Our clients trust Crowdfind's image-led technology so much that they're driving us to expand into other parts of their business. Crowdfind will replicate its success with Lost & Found departments by offering new products tailored to security and maintenance teams. This is the start of a broader strategy to continue expansion as an innovator in the enterprise software market.

Market Expansion: Maintenance


MaintainIt
Add Ticket
Leaky Toilet
Flat Tire
Supply Check
Broken Seat
In Progress
Cancel
Assignee
Maintenance Info
Status Info
Task
Next

Maintenance issues plague every event and venue operator around the globe. Crowdfind's image-led workflow makes us an ideal candidate for solving these issues. With our technology, employees would be able to simply snap a picture and assign a maintenance work ticket to team member. Once the maintenance team fixes the problem, they can use a picture again to close out the work ticket.

Market Expansion: Security & Prohibited Items


SecureIt
Add Item
HOLD
DISCARD
REPORTS
iPhone 7 Rose Gold
Discard
Ship
Pick Up
Contact Info
Item Info
History
Messages (New)
Upload Image
Add Category
Cancel
Next

It is an unfortunate reality that metal detectors and increased security measures are required just about anytime a crowd gathers. With tragic events over the last year alone, operators need new tools and technology to ensure their protocols are being followed, and their customers are safe. While operators strive to create a safe environment, they're struggling to meet their customer's demand for a transparent process. Customers want to understand what happens to their items, and how they can retrieve them after the event.

Crowdfind can bridge this divide by facilitating the tracking, management, and seamless return of Prohibited Items customers mistakenly bring. Operators are already expected to create reports on items confiscated at events, including NBA and other professional sports leagues, our software can automatically generate these reports. Crowdfind's current software can make these security needs a quick, easy, and automated process for operators.

Expansion Roadmap


FixIt
LAUNCHING IN Q3
MORE TO COME!
SecureIt
SLATED FOR Q4

The Market


60B
Enterprise SaaS Market
30%
YoY Growth
2x
Market to double in next 3 years

More than "just" a Lost & Found software, Crowdfind is an innovative Enterprise Software-as-a-Service (SaaS) platform. Operators are searching for more cost-effective cloud-based tools to improve efficiency, and we are poised to capitalize on this need.

As Crowdfind adds to its product suite, the team can address significant gaps in the Enterprise SaaS market. While there may be multiple accounting and email platforms targeting businesses, there are far fewer software companies seeking to innovate operational areas we are focused on. Crowdfind will utilize its image-led workflow to gain a portion of the growing software budgets for operations teams.

Forecast



Crowdfind's current growth rate coupled with its new products will allow it to quickly scale within the rapidly expanding Enterprise SaaS market.

Competition



About the Founder



Jay Sebben co-founded Crowdfind and serves as its Chief Executive Officer. The idea for Crowdfind came when Jay saw a lost dog flyer at a coffee shop in Chicago and realized there had to be a better way to track lost items.

How He Got Here:

In 2005, Jay began buying small technology companies, forming a part of the now venture development company, L Street Collaborative, LLC. He has spent most of his professional career balanced between the challenges of corporate finance and the thrills of entrepreneurship. He has been involved in numerous start-ups and related financings and has participated in several buyouts of existing companies over his 15-year career.

Let's Make Their Day!

Crowdfind has the opportunity to become a truly innovative company in the $60B Enterprise SaaS market and we're inviting you to be part of the team! Help us make running the world's largest events, venues and transportation hubs as easy as taking a picture. Invest today!

Why Invest

We have all lost something
We take something that can be a nightmare and make it an easy and seamless process.
Security solutions are needed now more than ever
It is hard to keep up with what you can or cannot bring to a concert, event, or while traveling. With Crowdfind, you don't have to worry about if you will ever get an item back when it is confiscated.
We have a vast addressable market
Every place you visit has lost and found, maintenance and security departments. Places like gyms, stores, venues, arenas, transportation hubs, tourist attractions are all targets for multiple products.
Our reach is growing
As we build new branches of our software, our reach grows. It is a solution businesses are looking for and now is the time to get involved.

Invest in Crowdfind

Team

	Dan Sullivan	President & COO
	Stephanie Harte	Director of User Experience
	Elena Hopkins	Software Developer
	Sean Sutton	Account Executive
	Maggie McKew	Marketing Associate
	Jay Sebben	CEO & Founder
	Corey Benjamin	Strategic Partnerships
	Carolyn Eckert-Lesters	Finance & HR

Perks

$250	A Crowdfind laptop sticker

$500	A Crowdfind T-Shirt and laptop sticker
$1,000	A virtual meeting with the Crowdfind leadership team, a Crowdfind T-Shirt and laptop sticker
$10,000	Stop by the Crowdfind Chicago offices in person, where you will meet with the leadership team to learn more about what we are building.

FAQ

How do you make money?

Software Subscriptions: Venues and event operators pay a subscription fee via a software-as-a-service (SaaS) model. This can vary from monthly or yearly subscriptions or one-off events. We also have different pricing tiers operators can choose from: Lite, Basic, Branded, or Enterprise.

Shipping: Crowdfind's software allows clients to generate shipping labels from USPS, FedEx and UPS. This simplifies the process of coordinating returns when a claimant is unable to pick it up in person. Crowdfind process these label fees directly for our clients.

Services and Item Liquidation: In some instances, clients will pay our team to provide onsite Lost & Found consultation and management (this is particularly relevant for Festivals). Other clients choose to send Crowdfind their Lost & Found items. Our team then acts as a remote customer service arm of our clients, handling all claims responses. We also store all Lost & Found items for a pre-set amount of time depending on the client, and then responsibly dispose of all items. Our goal is to keep as many items out of landfills as possible.

Future: As we release new software products, we will utilize a similar SaaS model for each. It is likely that as we expand into new departments, additional revenue opportunities will arise.

If you post pictures of lost and found items, how do you verify ownership?

Having pictures of lost items online can lead to people falsely claiming items. But, we provide ways to make sure companies can verify ownership.

For phones, we ask for the password or the IMEI number. For debit or credit cards we ask for the name on the card and the last 4 digits. For bags and backpacks we ask what is inside, and so on. We have ways to verify ownership for every category.

If items' pictures should not be shown for privacy or other reasons for items like IDs or debit and credit cards, we have options to turn images off.

How are you different from other online lost and found companies?

Our pictures and ideas for growth set us apart from other companies. Our competitors have brought lost and found forms online, but we bring the whole inventory online freeing up staff from having to still search through items to make matches. Our image-led workflow has taken digital lost and found further than our competitors have been able to.

We also have plans and ideas for growth, unlike any our competitors have. Mainly, our maintenance and security workflows. We have seen how our product is used, and have used' clients feedback and their need for help in other areas. This has shown us how we could use our software to help in the event and venue sphere.

Who cares about lost and found?

Well, we do! Some people think that lost and found items are just a nuisance or an unappealing part of an organization. What we have found is that lost and found is actually a very powerful customer service opportunity. When people lose something

at an event or venue, they panic. A poor lost and found process will lead that person to believe that the event or venue does not care about their experience. By having an easy-to-use, transparent lost and found process, our clients have reported fantastic responses from their paying customers. In the age of immediacy and online reviews, a positive lost and found process can lead to serious brand affinity. Besides, who doesn't love helping someone else find their missing items?

Why are you expanding into maintenance departments?	We are doing so for a number of reasons. We have always had a hunch that our image-led workflow could be used in other places. The ability for venue or event operators to snap a picture of a broken item and assign it to the appropriate team has long interested us, but we had a client agree to be our live beta test in 2018. We have had since had others express interest. In general, we say maintenance as another overlooked department that actually has a significant impact on guest experience (similar to Lost & Found).
Why are you expanding into security departments?	Security teams are often responsible for handling lost and found items. In speaking with security clients, we learned that some items in their lost and found inventory come directly from security checkpoints. We then shared our security ideas with other clients and found that there are very few solutions to track prohibited items in a responsible way (and most clients wanted to learn how we can help them track this). While it may seem counter-intuitive, we believe that security checkpoints and metal detectors offer another under-utilized customer service opportunity. Most fans or customers don't intend to bring prohibited items, so offering them a stremalined tracking process that simplifies returns can lead to a better experience for all involved. In addition, we know that certain professional sports leagues require reporting on items confiscated after each game, with limited software options available to make reporting simple. We think Crowdfind can help.